FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Signs Multi-Million Dollar Government Customer Contract, dated September 17, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: September 17, 2007

By: /S/ Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Press Release: Radware Signs Multi-Million Dollar Government Customer Contract, dated September 17, 2007.

Radware Signs Multi-Million Dollar Government Customer Contract

Agency Selects Radware’s Integrated APSolute Application Delivery Product Suite to
Optimize and Protect Mission-Critical Applications

TEL AVV, ISRAEL; September 17, 2007. Radware (NASDAQ: RDWR), the leading global provider of integrated application delivery solutions for business-smart networking, today announced that it has signed a customer contract worth several million dollars with a foreign government agency. The deal is the largest to-date in the company’s history.

“The sensitive nature of our customer’s operations prevent us from disclosing their name publicly, however, we are pleased that they chose Radware as their preferred vendor after a comprehensive testing and review process involving several competitors in the space, ” said Roy Zisapel . He continued, “The size and scope of this deal demonstrates the level of confidence that customers – not only from the private sector but also public sector – have for our application delivery solutions. Over and over again, customers with large, high-stakes infrastructures turn to Radware to ensure their mission-critical applications are available, fast, and secure.”

APSolute products purchased under the contract include the AppDirector intelligent application delivery controller, AppXcel application accelerator, and the DefensePro intrusion prevention system. The customer selected Radware because it was the only vendor that could offer a fully-integrated and end-to-end application delivery solution for high availability, performance optimization and application security. In addition, the customer required switch-based platforms with significant scalability and resiliency with a demonstrated, high MTBF rate to provide them with the proper foundation to build their next-generation network on top. Revenue recognition is spread over 2007.

About Radware

Radware (NASDAQ:RDWR), the global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for more than 5,000 enterprises and carriers worldwide. With APSolute™, Radware's comprehensive and award-winning suite of intelligent front end, access, and security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks "business smart". For more information, please visit www.radware.com.

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching or Network Security industry, changes in demand for Application Switching or Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.